                                                                 Exhibit (A)(10)


                  Communication to All Gulf Indonesia Employees

As covered in the press release which I sent Monday evening to all employees, Conoco Canada, the wholly owned subsidiary of Conoco Inc. has made an offer to purchase the remaining 28% of outstanding shares of Gulf Indonesia Resources for U.S. $ 13.25 per common share in cash. The acquisition of the minority shares of Gulf Indonesia will allow Conoco to optimize its operations in Southeast Asia. With this consolidation, Indonesia emerges as a significant area of growth and opportunity for Conoco Inc., its shareholders and employees.

Conoco Canada's proposal is subject to, among other things, approval by the Board of Directors of Gulf Indonesia and a tender of a majority of the minority shares of Gulf Indonesia. Subject to all approvals and execution of definitive documentation, this transaction is expected to close in 30 to 90 days.

When the transaction closes, Conoco Inc. will have two wholly owned subsidiaries in Indonesia. I know that foremost in everyone's mind is how this acquisition will impact Gulf Indonesia employees. Although we do not know any details at present, it seems likely that these two organizations will be combined in some manner. These details will be worked in the upcoming weeks for implementation after appropriate approvals are obtained.

This acquisition would represent a great opportunity for Gulf Indonesia and Conoco Indonesia. I am excited about the combined potential in joining the organizations. We are fortunate to have the opportunity to build and sustain one organization that is founded upon a strong financial platform, shared core values and the best in skills, capabilities, and technologies.

Your management will be providing more information to you regarding this process as it develops. I appreciate that this will be a time of some uncertainty for you. During the period of this transaction and related activities, we must remain focused on our goals and deliver the results needed to keep up the momentum that you've worked so hard to establish.

                           Frequently Asked Questions


o Will the Gulf Indonesia and Conoco Indonesia organizations and offices be merged into one?

     To remain competitive and achieve our business objectives, consolidation will likely be required. What that consolidation will look like will be determined over the next few months as we assess the synergies and similarities between the two organizations and reach agreement on those areas where there are differences. During this period we will be focusing on those priorities that will have the greatest influence on achieving our combined business potential for growth and value creation.

     We will want to focus on doing our respective jobs, our core values, maintaining high standards of safety performance and doing all things respectfully and in accordance with business ethics, local laws and industry standards and practice.

o    Will there be a change in compensation and benefits programs under Conoco?

     Until we fully assess the benefit differences that exist between Gulf Indonesia and Conoco Indonesia, we are unable to address this question. Additionally, we will need to take into account any compensation and benefit changes that could result from the ConocoPhillips merger that could impact us in Indonesia.

o    As a result of this transaction, will there be any asset sales?

     We continually review our portfolio as a part of our ongoing business. With the larger portfolio, it will be important to the future performance of the company to continue this practice. As decisions are made, we will communicate them to employees.

o    When and where can employees get answers to their questions?

     We will be communicating with employees as frequently as necessary to ensure that appropriate information is received on a timely basis as it becomes available. In the meantime, please direct your questions to your supervisors so they can be forwarded through the right channels for response.

     You are strongly advised to read the tender offer documents that are expected to be filed with the U.S. Securities and Exchange Commission
     (SEC), if and when they become available, because they will contain important information. You may obtain a free copy of these documents (when available) and other documents filed by Conoco, Conoco Canada and Gulf Indonesia at the SEC's web site at http://www.sec.gov. Documents filed by Conoco and Conoco Canada may be obtained for free by directing such requests to Conoco Investor Relations at 600 N. Dairy Ashford, Houston, Texas, 77079. Documents filed by Gulf Indonesia may be obtained for free by directing such requests to Gulf Indonesia Investor Relations at 21st Floor, Wisma 46 - Kota BNI, Jalan Jendral Sudirman Kavling 1, Jakarta 10220, Indonesia.